April 2, 2018

FILED VIA EDGAR AND UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Cecilia Blye

Chief, Office of Global Security Risk

Re:       Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 30, 2017
Filed February 21, 2018
File No. 1-7685

Ladies and Gentlemen:

Avery Dennison Corporation (the “Company”) acknowledges receipt of the March 27, 2018 comment letter (the “Comment Letter”) from the Office of Global Security Risk of the Securities and Exchange Commission to Gregory S. Lovins, the Company’s Senior Vice President and Chief Financial Officer.  The Company requests a small extension of time to respond.  The Company intends to file its response via EDGAR on or before Friday, May 4, 2018.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (626) 304-2000.

Sincerely,

/s/ Gregory S. Lovins

Gregory S. Lovins

Senior Vice President and

Chief Financial Officer